DEAN HELLER
Secretary of State
204 North Carson Street Suite 1
Carson City Nevada 89701-4299
(775) 684 5708
Website secretaryofstate biz

Entity #
C1792-1993
Document Number:
20050165250-26

Date Filed:
5/4/2005 11:44:02 AM
In the office of

Dean Heller
Secretary of State

Certificate of Amendment
(PURSUANT TO NRS 78 385 and 78 390)

Important Read attached instructions before completing form ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78 385 and 78 390 After Issuance of Stock)

1 Name of corporation In Store Media Systems Inc

2 The articles have been amended as follows (provide article numbers if available)

Article I The name of the corporation shall be AMC Enterprises USA Inc

Article 4 The aggregate amount of the total authorized capital stock the corporation shall have the authority to issue is Fifty Million shares of Common Stock each having a par value of $0 001 and Five Million shares of Preferred Stock par value $0 001 All stock when issued shall be fully paid and nonassessable

3 The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power or such greater proportion of the voting power as may be required in the case of a vote by classes or series or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is 70

4 Effective date of filing (optional)

5 Officer Signature (required)

If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares then the amendment must be approved by the vote in addition to the affirmative vote otherwise required of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof

IMPORTANT Failure to include any of the above information and submit the proper fees may cause this filing to be rejected

SUBMIT IN DUPLICATE

This form must be accompanied by appropriate fees See attached fee schedule

2. (continued)

Stock"), issued and outstanding immediately prior to the Effective Time, shall be automatically reclassified as and converted into one share of common stock, par value $0.001 per share, of the Corporation (the "New Common Stock"). Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock into New Common Stock. In lieu thereof, each holder of record of Old Common Stock who would otherwise be entitled to receive a fractional share of New Common Stock shall receive one (1) whole share of New Common Stock.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall be exchanged on or before June 30, 2005 for a stock certificate representing that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive one (1) whole share of New Common Stock in lieu of any fractional shares of New Common Stock as set forth above). Any holder of stock certificate representing Old Common Stock not exchanged on or before June 30, 2005 shall not be entitled to vote or to receive distributions or exercise any of the other rights of stockholders of record until the holder has submitted the stock certificates for exchange.